William L. Horton, Jr. Senior Vice President, Deputy General Counsel and Corporate Secretary

140 West Street New York, NY 10007 Phone 212-395-1014

February 28, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

File No. 1-08606

Ladies and Gentlemen:

On behalf of Verizon Communications Inc. (the “Company”), enclosed for filing with your office is the Annual Report of the Company on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”). Pursuant to General Instruction D(3) of Form 10-K, Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company advises the Staff that the financial statements in the 2010 10-K reflect a change in the Company’s method of accounting for pension and other postretirement benefits from the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission on February 26, 2010.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-3813. In addition, you may contact me at (212) 395-1014.

Sincerely,

/s/ William L. Horton, Jr.

William L. Horton, Jr.

Senior Vice President, Deputy General Counsel &

Corporate Secretary